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                                  [EXHIBIT 3.1]

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                              CLYDE COMPANIES, INC.

                      (FORMERLY W.W. CLYDE INVESTMENT CO.)

               Pursuant to and in accordance with Section 16-10a-1007 of the Utah Revised Business Corporation Act (the "URBCA"), the following are the Amended and Restated Articles of Incorporation of Clyde Companies, Inc. (formerly W.W. Clyde Investment Co.), a Utah corporation (the "Corporation"):

                                    ARTICLE I

                                      NAME

              The name of the Corporation is Clyde Companies, Inc.

                                   ARTICLE II

                               PURPOSES AND POWERS

               The Corporation is organized to engage in any and all lawful acts, activities, and/or pursuits for which corporations may presently or hereafter be organized under the URBCA.

               The Corporation shall have all powers allowed by law, including without limitation those powers described in Section 302 of the URBCA. The purposes stated herein shall be construed as powers as well as purposes and the enumeration of a specific purpose or power shall not be construed to limit or restrict the meaning of general terms or the general powers; nor shall the expression of one thing be deemed to exclude another not expressed, although it be of like nature.

                                   ARTICLE III

                                AUTHORIZED SHARES

               The aggregate number of shares which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock. All voting rights of the Corporation shall be exercised by the holders of the common stock and the holders of the common stock of the Corporation shall be entitled to receive the net assets of the Corporation upon dissolution. All shares of the common stock shall be fully paid and nonassessable.



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                                   ARTICLE IV

                         OFFICER AND DIRECTOR LIABILITY

               1. Except as otherwise required by Utah law, the Corporation shall indemnify and advance expenses to its directors, officers, employees, fiduciaries or agents and to any person who is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or of an employee benefit plan (and their respective estates or personal representatives) to the fullest extent as from time to time permitted by Utah law.

               2. The personal liability of the directors and officers of the Corporation to the Corporation or its shareholders, or to any third person, shall be eliminated or limited to the fullest extent as from time to time permitted by Utah law.

               3. Any repeal or modification of this Article IV by the shareholders of the Corporation shall not adversely affect any right or protection of any person existing at the time of such repeal or modification.



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